UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission (“SEC”) on April 25, 2023 (File Nos. 333-271248 and 333-271248-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

This report incorporates by reference our current report on Form 6-K/A furnished to the SEC on February 21, 2025 (SEC Accession No: 0001292814-25-000508), containing our audited consolidated financial statements as of December 31, 2024 and for the three years ended December 31, 2024 (the “Consolidated Financial Statements”), prepared and presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), our Management’s Report on Internal Control over Financial Reporting and the related Report of Independent Registered Public Accounting Firm, which are accordingly incorporated by reference in the registration statements on Form F-3 referred to in the preceding paragraph.

Results of operations for the YEARS ended
DECEMBER 31, 2024, and DECEMBER 31, 2023

For the year ended December 31, 2024, we recorded a net income of US$5,975 million, compared to US$8,105 million in 2023. Our Adjusted EBITDA decreased to US$14,840 million in 2024, from US$18,601 million in 2023, mainly due to lower average realized prices of iron ore fines and pellets, which had an impact of US$3,754 million. Consolidated Adjusted EBITDA is a non-GAAP financial measure; for a reconciliation with our net income, see “—Reconciliation of Consolidated Adjusted EBITDA” below. The decrease in average realized prices for iron ore was slightly offset by increased volume of sales of iron ore. See “—Results of Operations by Segment – Sales Volumes” below.

For commentary on our results of operations for the year 2023 compared with 2022, please see pages 129-136 of our Form 20-F for the year ended December 31, 2023.

  Consolidated income statement data

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Net operating revenue	38,056	41,784	(8.9)
Cost of goods sold and services rendered	(24,265)	(24,089)	0.7
Gross profit	13,791	17,695	(22.1)

Operating expenses
Selling and administrative	(622)	(553)	12.5
Research and development	(790)	(723)	9.3
Pre-operating and operational stoppage	(403)	(450)	(10.4)
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net	301	(266)	(213.2)
Other operating revenues (expenses), net	(1,489)	(1,498)	(0.6)
Operating income	10,788	14,205	(24.1)

Financial income	422	432	(2.3)
Financial expenses	(1,473)	(1,459)	1.0
Other financial items, net	(2,772)	(919)	201.6
Equity results and other results in associates and joint ventures	(269)	(1,108)	(75.7)
Income before income taxes	6,696	11,151	(40.0)

Income taxes	(721)	(3,046)	(76.3)

Net income	5,975	8,105	(26.3)
(Loss) net income attributable to noncontrolling interests	(191)	122	(256.6)
Net income attributable to Vale’s shareholders	6,166	7,983	(22.8)

  Consolidated Revenue

In 2024, our net operating revenue decreased by US$3,728 million, or 8.9%, to US$38,056 million, from US$41,784 million recorded in 2023. The decrease was mainly due to the 7.8% drop in the realized average prices of iron ore fines and pellets, with an impact of US$3,754 million.

4

Net operating revenue by destination

The following table summarizes, for each of the years indicated, the distribution of our net operating revenue based on the geographical location of our customers.

	For the year ended December 31,
	2024		2023
	(US$ million)	(% of total)	(US$ million)	(% of total)
Asia
China(1)	19,375	50.9	22,210	53.2
Japan	3,050	8.0	3,219	7.7
Other	2,887	7.6	2,675	6.4
Asia – total	25,312	66.5	28,104	67.3
America
United States	1,075	2.8	1,623	3.9
Brazil	3,565	9.4	3,755	9.0
Other	970	2.5	897	2.1
America – total	5,610	14.7	6,275	15.0
Europe
Germany	1,467	3.9	1,351	3.2
Other	3,019	7.9	3,677	8.8
Europe – total	4,486	11.8	5,028	12.0
Rest of the world (2)	2,648	7.0	2,377	5.7
Total	38,056	100.0	41,784	100.0

(1) In 2024, corresponds to 95.8% (2023: 97.2%) for China Mainland and 4.2% for Taiwan (2023: 2.8%).

(2) Corresponds to Middle East, Africa, and Oceania

  Consolidated Operating Costs and Expenses

Our cost of goods sold and services rendered totaled US$24,265 million in 2024, an increase from US$24,089 million recorded in 2023, mainly due to higher spot freight prices of iron ore fines and pellets, with an impact of US$498 million, partially offset by lower costs associated with the acquisition of third-party products, with an impact of US$295 million.

Our research and development expenses totaled US$790 million in 2024, a 9.3% or US$67 million increase from US$723 million recorded in 2023, mainly due to projects related to decarbonization, efficiency and environmental innovation, development of mega hubs and mineral exploration.

Our pre-operating and operational stoppage expenses totaled US$403 million in 2024, a 10.4% or US$47 million decrease from US$450 million recorded in 2023, mainly due to the resumption of operations at Viga, Mutuca, Capão Xavier and Vargem Grande.

Impairment or reversal of impairment and gains or losses on disposal of non-current assets, net, totaled a gain of US$301 million compared to a loss of US$266 million recorded in 2023, mainly due to the gain from the divestments in PT Vale Indonesia Tbk and Vale Oman Distribution Center in the amounts of US$1,059 million and US$1,222 million, respectively, net of the impairment losses on nickel assets in Thompson and Newfoundland and Labrador in the amounts of US$1,405 million and US$540 million, respectively.

Our other operating expenses, net, totaled US$1,489 million in 2024, in line with US$1,498 million recorded in 2023.

For a description of our other operating expenses, see note 6 (c) to our Consolidated Financial Statements.

5

  Results of Operations by Segment

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the years indicated:

	For the year ended December 31,
	2024	2023	% change
	(thousand metric tons, except for %)
Iron Solutions
Iron ore fines	260,314	256,789	1.4
Iron ore pellets	38,300	35,840	6.9
ROM (run of mine)	8,038	8,290	(3.0)
Energy Transition Metals
Nickel and other products	155	168	(7.7)
Copper	250	234	6.8
Copper as nickel co-product	77	74	4.1

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the years indicated. We determine average realized prices based on our net operating revenues, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

	For the year ended December 31,
	2024	2023	% change
	(US$ per metric ton, except for %)
Iron Solutions
Iron ore fines	95	108	(12.0)
Iron ore pellets	155	162	(4.9)
Energy Transition Metals
Nickel	17,078	21,830	(21.8)
Copper	8,811	7,960	10.7
Copper as nickel by-product	8,413	7,720	9.0

We discuss below, for each segment, the changes in our net operating revenues, cost of goods sold and services rendered (excluding depreciation, depletion and amortization) and Adjusted EBITDA. The expenses incurred in connection with remediation, indemnification and donations in respect of the Brumadinho dam failure are not directly related to our operating activities and are therefore not allocated to any operating segment.

6

Net operating revenue by segment

The following table summarizes our net operating revenue by product for the years indicated.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions
Iron ore	24,805	27,760	(10.6)
Iron ore pellets	5,921	5,803	2.0
Other ferrous products and services	718	516	39.1
Iron Solutions – total	31,444	34,079	(7.7)
Energy Transition Metals
Nickel and other products	3,666	5,193	(29.4)
Copper	2,805	2,376	18.1
Other energy transition metals	141	-	n.m.
Energy Transition Metals – total	6,612	7,569	(12.6)
Other (1)	-	136	(100.0)
Total	38,056	41,784	(8.9)

(1)	The effects previously presented as “Other” were allocated to each segment starting from the year ended December 31, 2024. For more information, see “—Adjusted EBITDA by segment.”
n.m.	Not meaningful

Net operating revenues from sales of:

Iron Solutions. Total of US$31,444 million in 2024, a 7.7% or US$2,635 million decrease from US$34,079 million in 2023, mainly reflecting the 7.8% drop in the average realized prices of iron ore fines and pellets, with an impact of US$ 3,754 million, partially offset by the 2.0% increase in the sales volumes of iron ore fines and pellets, with an impact of US$917 million.

Energy Transition Metals. Total of US$6,612 million in 2024, a 12.6% or US$957 million decrease from US$7,569 million in 2023, mainly reflecting the 21.8% drop in the realized prices of nickel, with an impact of US$787 million, and a 7.7% decrease in nickel sales volumes due to planned maintenance in Ontario and furnace overhaul in Onça Puma, with an impact of US$112 million.

Cost of goods sold and services rendered by segment (excluding depreciation, depletion and amortization)

The following table presents, for each year indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from year to year.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions
Iron ore	12,846	12,357	4.0
Iron ore pellets	2,920	2,759	5.8
Other ferrous products and services	556	335	66.0
Iron Solutions – total	16,322	15,451	5.6
Energy Transition Metals
Nickel and other products	3,414	4,169	(18.1)
Copper	1,472	1,357	8.5
Other energy transition metals	154	-	n.m.
Energy Transition Metals – total	5,040	5,526	(8.8)
Other(1)	-	196	(100.0)
Total (excluding depreciation, depletion and amortization)	21,362	21,173	0.9
Depreciation, depletion and amortization	2,903	2,916	(0.4)
Total (including depreciation, depletion and amortization)	24,265	24,089	0.7
(1)	The effects previously presented as “Other” were allocated to each segment starting from the year ended December 31, 2024. For more information, see “— Adjusted EBITDA by segment.”
n.m	Not meaningful

7

Cost of goods sold and services rendered from:

Iron Solutions (excluding depreciation, depletion and amortization). Increased by 5.6% or US$871 million in 2024 to US$16,322 million from US$15,451 million in 2023. This increase primarily reflects higher spot freight prices (impact of US$338 million) and improvements to the production process mainly in the North and Southeast system (impact of US$286 million).

Energy Transition Metals (excluding depreciation, depletion and amortization). Decreased by 8.8% or US$486 million in 2024 to US$5,040 million from US$5,526 million in 2023. This decrease primarily reflects lower costs associated with the acquisition of third-party products (impact of US$295 million) and a 7.7% decrease in nickel sales volume due to planned maintenance in Ontario and furnace overhaul in Onça Puma (impact of US$123 million).

Adjusted EBITDA by segment

Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA for each segment is defined as operating income or loss, for such segment, (a) adding the EBITDA from interests in associates and joint ventures and (b) excluding (i) depreciation, depletion and amortization and (ii) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other.

In 2024, our chief operating decision maker (CODM) changed our Adjusted EBITDA definition, as compared to the definition we used in 2023 and prior years, to replace, for each segment, “dividends received from associates and joint ventures” with the “EBITDA from associates and joint ventures”, which is a measure of our “equity results” excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.

The comparative information in our Consolidated Financial Statements was revised to reflect this change in the Adjusted EBITDA definition. The effect of the inclusion of the “EBITDA from associates and joint ventures” and the exclusion of “dividends received from associates and joint ventures” in our Consolidated Adjusted EBITDA for the years ended December 31, 2024, and December 31, 2023, is US$940 million and US$844 million, respectively.

Our CODM believes this revision provides investors with a better view of the performance of our operating segments, as it reflects our proportional interest in the performance of our associates and joint ventures operating in the same segment. For more information, see note 5 to our Consolidated Financial Statements.

Additionally, as a result of the reorganization of assets and the governance structure established for the Energy Transition Metals segment, following the sale of a noncontrolling interest in this segment (for more information, see note 17(e) to our Consolidated Financial Statements), the “Other” segment was reorganized to better allocate the effects thereunder to each of the Iron Solutions and Energy Transition Metals segments. These effects have been allocated to each segment starting from the year ended December 31, 2024.

8

The following table summarizes our Adjusted EBITDA for each of our segments.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Iron Solutions
Iron ore	11,598	15,205	(23.7)
Iron ore pellets	3,166	3,136	1.0)
Other ferrous products and services	321	473	(32.1)
Iron Solutions – total	15,085	18,814	(19.8)
Energy Transition Metals
Nickel	114	851	(86.6)
Copper	1,521	1,100	38.3
Other energy transition metals	(182)	12	(1,616.7)
Energy Transition Metals – total	1,453	1,963	(26.0)
Other (1)	(1,698)	(2,176)	(22.0)
Adjusted EBITDA	14,840	18,601	(20.2)
(1)	Includes revenues and expenses of other products, services, research and development, investments in joint ventures and associates of other business and corporate expenses unallocated to the reportable segments, as well the costs related to the Brumadinho event.

Adjusted EBITDA from:

Iron Solutions. Total of US$15,085 million in 2024, a decrease of US$3,729 million or 19.8%, when compared to our Adjusted EBITDA of US$18,814 million in 2023. This decrease mainly reflects lower average realized prices of iron ore fines and pellets, which had an impact of US$3,754 million.

Energy Transition Metals. Total of US$1,453 million in 2024, a decrease of US$510 million or 26.0%, when compared to our Adjusted EBITDA of US$1,963 million in 2023. This reduction mainly reflects lower average realized prices of nickel, with an impact of US$787 million, offset by an increase in the average realized prices of copper, with an impact of US$214 million.

  FINANCIAL RESULTS

The following table details our financial results for the years indicated.

	For the year ended December 31,
	2024	2023	% change
	(US$ million, except for %)
Financial income (1)	422	432	(2.3)
Financial expenses (2)	(1,473)	(1,459)	1.0
Foreign exchange and indexation gains (losses), net	(1,388)	(1,643)	(15.5)
Participative shareholders' debentures	(175)	(179)	(2.2)
Derivatives financial instruments, net	(1,209)	903	(233.9)
Total	(3,823)	(1,946)	96.5
(1)	Includes short-term investments and other financial income (see note 7 to our Financial Statements).
(2)	Includes loans and borrowings interest, interest on supplier finance arrangements, interest expenses of REFIS (a tax settlement program), interest on lease liabilities and others financial expenses (see note 7 to our Financial Statements).

In 2024, our financial results were mostly impacted by a loss of US$1,209 million related to mark-to-market adjustments in our derivatives financial instruments, following the Brazilian real depreciation by 27.9% against the U.S. dollar in 2024, compared to a gain of US$903 million associated with a 7.2% appreciation of the Brazilian real against the U.S. dollar in 2023. These derivatives financial instruments are swaps primarily used to convert debt denominated in Brazilian reais into U.S. dollars to protect our cash flow from exchange rate volatility.

9

  EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

In 2024, we recorded a loss in equity results and other results in associates and joint ventures of US$269 million, a reduction of US$839 million compared to a loss of US$1,108 million in 2023. In 2024, our equity results and other results in associates and joint ventures were mostly impacted by an expense of US$956 million associated to the increase in the provision relating to Samarco’s dam failure due to the Definitive Settlement (as defined below), partially offset by a gain of US$305 million from the remeasurement to fair value of the equity interest we previously held in connection with the acquisition of Aliança Geração de Energia S.A., compared to an expense of US$1,200 million in 2023 associated to the increase in the provision relating to Samarco’s dam failure due to changes in estimates based on all information available at that time about the status of a potential settlement agreement.

  Income taxes

In 2024, we recorded an income tax expense of US$721 million, a reduction of US$2,325 million compared to the income tax expense of US$3,046 million recorded in 2023, mainly due to a 40% reduction in taxable income following the recognition of gains arising from acquisitions and divestitures, which has no tax impacts. The reconciliation of taxes calculated at nominal tax rates and the amount of taxes recorded at effective rate is presented in note 9 to our Financial Statements.

  Net income and losses

For the reasons discussed above, our net income attributable to our shareholders in 2024 was US$6,166 million, compared to US$7,983 million in 2023.

  Reconciliation of consolidated adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure, which is calculated based on the operating income or loss and (a) adding the EBITDA from interests in associates and joint ventures and (b) excluding (i) depreciation, depletion and amortization and (ii) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net. Our management uses Adjusted EBITDA as an additional measure of our consolidated performance.

In 2024, our CODM changed our Adjusted EBITDA definition. For more information, see “—Adjusted EBITDA by segment” and note 5 to our Consolidated Financial Statements.

The table below shows a reconciliation of our consolidated Adjusted EBITDA with our consolidated net income or loss for the years indicated.

10

	For the year ended December 31,
	2024	2023
	(US$ million)
Net income attributable to Vale’s shareholders	6,166	7,983
(Loss) net income attributable to non-controlling interests	(191)	122
Net income	5,975	8,105
Income taxes	721	3,046
Equity results and other results in associates and joint ventures	269	1,108
Financial results, net	3,823	1,946
Depreciation, depletion and amortization	3,057	3,070
EBITDA from associates and joint ventures	940	844
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other (1)	55	482
Adjusted EBITDA	14,840	18,601
(1)	Includes an adjustment of US$356 million for the year ended December 31, 2024 (2023: US$216 million), to reflect the performance of streaming transactions at market prices.

In 2024, our consolidated Adjusted EBITDA decreased to US$14,840 million from US$18,601 million in 2023, mainly due to the 7.8% drop in the realized average prices of iron ore fines and pellets, with an impact of US$3,754 million.

11

Liquidity and Capital Resources

Our principal funding requirements are for capital expenditures, dividends payments, share buybacks, debt service, tax payments, dam de-characterization and satisfaction of our obligations relating to the remediation and compensation of damages in connection with the Brumadinho dam failure and any contribution we may be required to make in connection with the Fundão dam failure, pursuant to the Definitive Settlement (as defined below). We expect to meet these requirements, in line with our historical practice, by using cash generated from operating activities and financing activities.

Our investment guidance for capital expenditures in 2025 and thereafter is approximately US$6.2 billion. A principal amount of US$836 million of our debt matures in 2025. We expect to incur a total amount of US$3,113 million relating to the remediation and compensation in connection with the Brumadinho and Fundão dam failures and de-characterization of dams in 2025 and after 2025 our aggregate expected expenses with provision is US$6,253 million. We have an aggregate principal amount of US$2,690 million debt maturing between 2026 and 2028, and US$11,082 million maturing after 2028. We expect that our existing cash and cash equivalents and our operating cash flows will be sufficient to satisfy our obligations due in 2025 and thereafter. We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to further reducing our costs and expenses, and maintaining sound leverage levels and discipline in capital allocation.

  Sources of funds

Our principal sources of funds are our operating cash flow and financing activities. In 2024, the net cash flow generated by operating activities was US$9,366 million, compared to US$13,165 million in 2023. The amount of operating cash flow is strongly affected by global prices for our products, and this decrease in 2024 was mainly due to the decline in the average realized prices for iron ore fines and pellets and nickel, with an impact of US$4,541 million, partially offset by the increase in the volume of iron ore fines and pellets, with an impact of US$917 million.

As of December 31, 2024, our cash, cash equivalents and short-term investments totaled US$5,006 million compared to US$3,660 million as of December 31, 2023.

In 2024, we borrowed US$4,855 million, including (a) an amount in Brazilian reais equivalent to approximately US$1,000 million in Brazilian debentures, in three series, at a rate of IPCA plus 6.38% to 6.44% per year, maturing in 2034, 2036 and 2039, (b) US$1,000 million in bonds, with a 6.400% coupon per year, maturing in 2054; and (c) other loans and borrowings, mainly indexed to SOFR plus a spread, maturing from 2024 to 2035. In 2023, we borrowed US$1,950 million, including (a) US$1,500 million in bonds, with a 6.125% coupon per year, maturing in 2033, and (b) other loans and borrowings, at a rate of SOFR plus a spread, maturing in 2028.

  Uses of funds

Reparation obligations

In 2024, we used a total amount of cash of US$1,287 million (US$1,814 million in 2023) in matters related to the Brumadinho dam failure, of which US$583 million were used in connection with obligations assumed under settlement agreements (US$1,004 million in 2023), US$326 million in individual indemnification and other commitments (US$326 million in 2023) and US$378 million in connection to incurred expenses (US$484 million in 2023).

In 2024, we used a total of US$808 million in cash for remediation obligations related to Samarco’s dam failure, compared to US$553 million in 2023. For more information, see note 27(a) to our Financial Statements.

In 2024, we also used US$533 million in cash for matters related to the de-characterization of dams, compared to US$458 million in 2023. For more information, see note 28 to our Financial Statements.

12

Acquisition of property, plant and equipment and intangible assets

Our acquisition of property, plant and equipment and intangible assets in 2024 totaled US$6.4 billion, compared to US$5.9 billion in 2023, including US$4.5 billion (compared to US$4.3 billion in 2023) dedicated to sustaining our existing operations and US$1.5 billion (compared to US$1.7 billion in 2023) allocated to project execution (construction in progress).

Our investment guidance for acquisition of property, plant and equipment and intangible assets in 2025 is approximately US$6.2 billion, to sustain our production, support our low-carbon agenda initiatives, and seize accretive growth opportunities.

Distributions and share buyback

Distributions. In 2024, we approved dividends and interest on capital to our shareholders totaling US$4,360 million. On February 19, 2025, the Board of Directors approved remuneration to shareholders in the total amount of US$1,596 million.

Share buyback. In 2024, we repurchased 30,923,573 common shares (including common shares in the form of ADRs) at an average price of US$13.23 per share, totaling US$409 million. On February 19, 2025, the Board of Directors has approved, a new share buyback program for the acquisition of up to 120 million common shares within a period of 18 months.

Tax payments

We paid US$1,462 million in income tax in 2024, excluding the payments in connection with REFIS (a tax settlement program), compared to US$1,487 million in income tax in 2023. In 2024, we paid a total of US$397 million in connection with the REFIS, compared to US$403 million in 2023.

Liability Management

In 2024, we repaid US$2,605 million (compared to US$658 million in 2023) under our financing agreements.

  Debt

As of December 31, 2024, our total outstanding debt (including loans and borrowings) was US$14,792 million (including US$14,608 million of principal and US$184 million of accrued charges) compared to US$12,471 million as of December 31, 2023.

As of December 31, 2024, we had loans and borrowings amounting to US$1,091 million secured by fixed assets and the weighted average of the remaining term of our debt was 8.7 years, compared to 7.9 years in 2023.

As of December 31, 2024, our current loans and borrowings was US$1,020 million compared to US$824 million in 2023, including accrued interest.

Our major categories of non-current loans and borrowings are described below. The principal amounts shown below, excluding accrued interest.

•	U.S. dollar-denominated fixed rate notes as of December 31, 2024, was US$7,187 million compared to US$7,157 million as of December 31, 2023. We have issued in public offerings several series of fixed rate debt securities, directly by Vale and through our wholly owned finance subsidiary Vale Overseas Limited (debt securities guaranteed by Vale) totaling US$6,908 million, compared to US$6,878 million in 2023. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$279 million as of December 31, 2024, compared to US$279 million as of December 31, 2023.

13

•	U.S. dollar-denominated debt contracts in the international market as of December 31, 2024, was US$5,042 million compared to US$3,945 million as of December 31, 2023. This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations.

•	Other debt as of December 31, 2024, was US$1,543 million compared to US$545 million as of December 31, 2023. We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

As of December 31, 2024, we have two revolving credit facilities with syndicates of international banks, which will mature in 2026 and 2029. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital. We currently have US$5 billion available under these two revolving credit lines which can be drawn by Vale, Vale Canada and Vale International.

Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 18.2% of the aggregate principal amount of our total debt require that we maintain, as of the end of each fiscal year, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies and with some other lenders. We complied with these covenants as of December 31, 2024, and 2023.

As of December 31, 2024, the corporate financial guarantees we provided (within the limit of our direct or indirect interest) for certain associates and joint ventures totaled US$210 million, compared to US$274 million in 2023.

14

Recent Developments

  Novo CarajÁs program

In February 2025, we launched the Novo Carajás Program. This program focuses on optimizing our iron ore production and accelerating copper production growth in the Carajás region, a mineral-rich province critical to global decarbonization and energy transition. The initiative encompasses strategic investments in technology, health and safety protocols, operations and equipment maintenance, and sustainability measures, leveraging our operational expertise in the region. These investments support our previously announced production guidance and strengthen our commitment to sustainable mining practices.

  DEFINITIVE SETTLEMENT RELATING TO SAMARCO

In October 2024, we, together with Samarco and BHP Brasil Ltda., entered into an agreement with the federal government, the governments of the states of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ Offices, and the Federal and State Public Defender’s Offices of the states of Minas Gerais and Espírito Santo and other federal and state governmental authorities, providing for the complete and definitive conclusion of the reparation and compensation process relating to the Fundão’s dam failure (the “Definitive Settlement”). In November 2024, the Federal Supreme Court (Supremo Tribunal Federal – STF) ratified the Definitive Settlement. For a more detailed discussion of the Definitive Settlement, see notes 3 and 27 to our Consolidated Financial Statements.

Pursuant to the Definitive Settlement, several existing lawsuits against us and Samarco were extinguished. In addition,

Fundação Renova was dissolved, and its liquidation process was initiated, with a 12-month transition period for the completion of the transfer of rights and obligations to Samarco. Samarco remains the primary responsible party for fulfilling payment and performance obligations set forth in the Definitive Settlement, including the completion of certain outstanding programs previously managed by Fundação Renova. As a shareholder of Samarco, we committed to paying up to 50% of any amounts that Samarco fails to fund as the primary obligor.

  Agreement with BHP regarding UK and Netherlands Claims

In July 2024, we entered into an agreement with BHP Group Limited and BHP Group (UK) Ltd (“BHP Defendants”) and BHP Brasil, regarding legal proceedings in the United Kingdom and the Netherlands related to the failure of Samarco’s Fundão dam. Under this agreement, which was reached without any admission of liability, the BHP Defendants agreed to withdraw the contribution claim that they had filed against us in connection with the group action in the UK, and the parties agreed that any potential liability that may be imposed in either the group action against BHP in the UK or proceedings against us in the Netherlands would be shared equally between BHP Brasil or the BHP Defendants, on one hand, and Vale, on the other hand.

  RAILWAY CONCESSION CONTRACTS RENEGOTIATION

In December 2024, we established with the federal government (through the Ministry of Transportation and the Brazilian National Land Transportation Agency – ANTT), the general framework for the renegotiation of the concession contracts for the Carajás Railway (“EFC”) and the Vitória a Minas Railway (“EFVM”). The renegotiation will be carried out in accordance with the terms of the concession contracts renewed in 2020, which remain in force, aiming to promote their modernization and updating. Under this general framework, we have committed to a maximum global contribution of approximately US$1,890 million, related to the EFC and EFVM’s asset base review, the optimization of contractual obligations and investment replanning. As a result of the agreed conditions, we recognized an additional provision of US$256 million related to the railway concessions in 2024. The general framework established for the renegotiation of the concession contracts will comply with usual formalities and will be submitted to the relevant authorities for evaluation and approval.

15

  Changes in our Management

Board of Directors

In November 2024, our shareholders approved the nomination of Mrs. Heloisa Belotti Bedicks and Mr. Reinaldo Duarte Castanheira Filho as new independent Board members. Both directors took office to serve the term of the current Board of Directors, which will hold office until our general shareholders’ meeting to be held in April 2025. Listed below are the current members of our Board of Directors:

•	Daniel André Stieler (chairperson)
•	Marcelo Gasparino da Silva (vice-chairperson)
•	André Viana Madeira
•	Douglas James Upton
•	Fernando Jorge Buso Gomes
•	Heloisa Belotti Bedicks
•	João Luiz Fukunaga
•	Luis Henrique Cals de Beauclair Guimarães
•	Manuel Lino Silva de Sousa Oliveira
•	Paulo Cesar Hartung Gomes
•	Rachel de Oliveira Maia
•	Reinaldo Duarte Castanheira Filho
•	Shunji Komai

Audit and Risks Committee

In November 2024, our Board of Directors elected two new members of our Audit and Risks Committee, Mrs. Heloísa Belotti Bedicks and Mr. Reinaldo Duarte Castanheira Filho. Mr. Manuel Lino Silva de Sousa Oliveira, appointed in July 2024, continued serving as coordinator and financial expert. Listed below are the current members of our Audit and Risks Committee, which continues to be composed entirely of independent members:

•	Manuel Lino Silva de Sousa Oliveira (financial expert)
•	Reinaldo Duarte Castanheira Filho
•	Heloísa Belotti Bedicks

Executive Officers

On September 20, 2024, our Board of Directors elected Mr. Gustavo Pimenta as our new Chief Executive Officer, who took office on October 1, 2024. Mr. Pimenta had previously served as our Executive Vice-President of Finance and Investor Relations since 2021. On November 28, 2024, Mr. Rogério Tavares Nogueira was elected Executive Vice President Commercial and New Business, and took office on December 1, 2024, and on October 24, 2024, Mr. Marcelo Feriozzi Bacci was elected Executive Vice-President, Finance and Investor Relations, and took office on December 2, 2024. Listed below are our current executive officers, and biographies of newly appointed officers.

•	Gustavo Duarte Pimenta (Chief Executive Officer)
•	Marcelo Feriozzi Bacci (Executive Vice-President, Finance and Investor Relations)
•	Alexandre Silva D’Ambrósio (Executive Vice-President, Corporate and Affairs)
•	Carlos Henrique Senna Medeiros (Executive Vice-President, Operations)
•	Rafael Jabur Bittar (Executive Vice-President, Technical)
•	Rogério Tavares Nogueira (Executive Vice-President Commercial and New Business)

16

Marcelo Feriozzi Bacci

Business Experience: For the last 10 years, Mr. Bacci was the Executive Vice-president of Finance and Investor Relations at Suzano S.A. He also served as Chairman and member of the Board of Directors of companies in the Suzano Group and other companies in the Brazilian market, such as Energisa S.A. and BRF S.A.

Education: Bachelor’s degree in public administration from Fundação Getulio Vargas, and MBA degrees from Stanford Graduate School of Business and IBMEC – Brazilian Capital Market Institute.

Rogério Tavares Nogueira

Business Experience: Mr. Nogueira served as Head of Business and Product Development at Vale and had previously held the positions of Head of Marketing & Strategic Planning and Head of Controlling & Investor Relations. Before joining Vale, Mr. Nogueira worked for BHP Billiton having held the positions of Vice-President Iron Ore Americas and Vice-President West-Africa Iron Ore. He was Executive Director of Tupy Fundições and also served as an Associate Principal at McKinsey & Company.

Education: Mr. Nogueira holds an MBA from the University of Texas at Austin and both a bachelor’s and a master’s degree in metallurgical engineering from the University of Minas Gerais (UFMG).

17

EXHIBIT INDEX

Exhibit 99: Consent of PricewaterhouseCoopers Auditores Independentes

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ Rodrigo Sebollela Duque Estrada Regis
Name: Rodrigo Sebollela Duque Estrada Regis Title: Attorney-in-fact

Date: February 24, 2025